UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT (Under Section 13(e)

of the Securities Exchange Act of 1934)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of the Issuer)

Siliconware Precision Industries Co., Ltd.

Advanced Semiconductor Engineering, Inc.

(Name of Person(s) Filing Statement)

Common Share, par value NT$10 per share

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

827084864

(CUSIP Number for the American Depositary Shares)

Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Road Tantzu, Taichung, Taiwan Republic of China Attention: Eva Chen (+886) 4 25341525 (ext. 1528)	Advanced Semiconductor Engineering, Inc. 26 Chin Third Road Nantze, Kaohsiung, Taiwan Republic of China Attention: Joseph Tung (+886) 7 3617131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Chris K.H. Lin Simpson Thacher & Bartlett ICBC Tower, 35th Floor 3 Garden Road, Central Hong Kong Facsimile: +852 2514 7600	George R. Bason, Jr. James C. Lin Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong Facsimile: +852 2533 1768

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**

US$5,713,724,460	US$711,358.70

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share payment of NT$51.2 (converted into U.S. dollars based on NT$29.48 = U.S.$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board as in effect on April 20, 2018, the latest available exchange rate set forth in the H.10 statistical release of the Federal Reserve Board) for 3,289,855,412 shares (including share represented by the American depositary shares) subject to the transaction.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory No.1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.
***	A Filing fee of US$674,073.04 has been previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Page
ITEM 15. Additional Information	3
ITEM 16. Exhibits	4

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following person (“Filing Persons”):(i) Siliconware Precision Industries Co., Ltd. (the “Company”), a company limited by shares incorporated under the laws of the Republic of China (“Taiwan” or the “ROC”), the issuer of the common shares, par value NT$10 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing five Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; and (ii) Advanced Semiconductor Engineering, Inc., a company limited by shares incorporated under the laws of the ROC (“ASE”).

On June 30, 2016, ASE and the Company entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) providing for the incorporation of ASE Industrial Holding Co., Ltd. (“HoldCo”), which will (i) purchase the Shares in cash and (ii) issue new shares to the shareholders of ASE in exchange for the common shares of ASE (collectively, the “Share Purchase”).

The Joint Share Exchange Agreement provides that upon the completion of the Share Purchase (the “Effective Time”):

•	each Share issued and outstanding immediately prior to the Effective Time, including the treasury shares of SPIL and Shares beneficially owned by ASE, will be transferred to HoldCo in exchange for the right to receive NT$51.2, which represents NT$55.0, the original per Share consideration under the Joint Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per Share in total, distributed by the Company on July 1, 2016. The Final Per Share Price will be paid in NT dollars in cash, without interest and net of any applicable withholding taxes; and

•	each ADS, each representing five Shares, including the ADSs beneficially owned by ASE, will be cancelled in exchange for the right to receive, through the ADS Depositary (as defined below), the US dollar equivalent of NT$256 (representing five times of the Final Per Share Consideration) minus the total of (A) all processing fees and expenses per ADS in relation to the conversion from NT dollars into US dollars and (B) US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Final Per ADS Consideration will be paid in US dollars in cash, without interest and net of any applicable withholding taxes.

The cross-references below show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning the Filing Person has been supplied by the Filing Person.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On February 12, 2018, an extraordinary general meeting of the shareholders of the Company was held. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the consummation of the Joint Share Exchange Agreement, the Supplemental Agreement to the Joint Share Exchange Agreement and the transaction contemplated by the Joint Share Exchange Agreement.

On February 12, 2018, a meeting of the Board of Directors of the Company was held. At the meeting of the Board of Directors, the relevant timetables of the transaction contemplated by the Joint Share Exchange Agreement are determined as follows:

•	Final trading date for the Shares: April 17, 2018;

•	Stop trading period for the Shares: April 18, 2018 to April 30, 2018;

•	Last Day for registration of the transfer of the Shares: April 19, 2018;

•	Book closure period for the Shares: April 20, 2018 to April 30, 2018;

•	Effective date of the transaction contemplated by the Joint Share Exchange Agreement: April 30, 2018; and

•	Delisting date for the Shares: April 30, 2018.

On March 26, 2018, the Taiwan Stock Exchange Corporation has approved the Company’s application to delist the shares of the Company and ASE on the Taiwan Stock Exchange on April 30, 2018, and list the shares of HoldCo on the Taiwan Stock Exchange on the same day. HoldCo will be categorized as “semiconductor industry” under the Taiwan Stock Exchange’s categories of industries of listed companies and HoldCo’s stock code will be “3711”.

On April 30, 2018, ASE, HoldCo, the Company and Citicorp International Limited (the “Trustee”) entered into a Supplemental Indenture (the “Supplemental Indenture”) to revise, amend and supplement the Indenture, dated as of October 31, 2014, entered into between the Company and the Trustee (the “Indenture”). The Supplemental Indenture provides that (i) ASE and HoldCo will become co-obligors of the Company’s obligations under the Indenture and (ii) bondholders under the Indenture will be granted a right to convert their bonds into cash proceeds in the manner and under the terms specified in the Supplemental Indenture.

Item 16. Exhibits.

(a)-(1)*	Preliminary Proxy Statement of the Company dated January 6, 2017 (the “Proxy Statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card.

(a)-(4)*	Form of ADS Voting Instruction Card.

(a)-(5)*	Unaudited Interim Financial Statements of the Company, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2016.

(b)	Not applicable.

(c)-(1)*	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated June 30, 2016, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the board of directors of the Company, dated June 30, 2016.

(c)-(3)*	Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 23, 2016 (English Translation), incorporated herein by reference to Annex C-1 to the Proxy Statement.

(c)-(4)*	Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated June 29, 2016 (English translation), incorporated herein by reference to Annex C-2 to the Proxy Statement.

(c)-(5)*	Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated January 15, 2018 (English translation), incorporated herein by reference to Annex C-3 to the Proxy Statement.

(c)-(6)*	Opinion issued by Mr. Ji-Sheng Chiu, as ASE’s Independent Expert, dated May 25, 2016 (English translation), incorporated herein by reference to Annex D-1 to the Proxy Statement.

(c)-(7)*	Opinion issued by Mr. Ji-Sheng Chiu, as ASE’s Independent Expert, dated June 29, 2016 (English translation), incorporated herein by reference to Annex D-2 to the Proxy Statement.

(c)-(8)*	Opinion issued by Mr. Ji-Sheng Chiu, as ASE’s Independent Expert, dated January 15, 2018 (English translation), incorporated herein by reference to Annex D-3 to the Proxy Statement.

(d)-(1)*	Joint Share Exchange Agreement, dated as of June 30, 2016, between the Company and ASE (English translation), incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)*	Supplemental Agreement to Joint Share Exchange Agreement, dated as of December 14, 2017, between the Company and ASE (English translation), incorporated herein by reference to Annex A-2 to the Proxy Statement.

(e)-(1)	Supplemental Indenture, dated as of April 30, 2018, among the Company, ASE, HoldCo and Citicorp International Limited.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Article 12 of ROC Business Merges and Acquisitions Act, incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Siliconware Precision Industries Co., Ltd.

By:	/s/ Bough Lin
Name: Bough Lin
Title: Chairman of the Board of the Directors

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C. S. Chang
Name: Jason C. S. Chang
Title: Chairman and Chief Executive Officer